
January 24, 2024

Axel Merk
President and Chief Investment Officer
VanEck Merk Gold Trust
c/o Merk Investments LLC
1150 Chesnut Street
Menlo Park, California 94025

      Re: VanEck Merk Gold Trust
          Form 10-K for the Fiscal Year Ended January 31, 2023
          File No. 001-36459

Dear Axel Merk:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2023

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that you did not include an audit report covering the statement of assets and liabilities, including the schedule of investment, as of January 31, 2022, and the related statements of operations and changes in net assets for the years ended January 31, 2022 and 2021, and the financial highlights for the years ended January 31, 2022, 2021, 2020, and 2019. We further note the disclosure in the report that these financial statements were audited by other auditors. Please amend to include an audit report covering these financial statements.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets